Exhibit 99.1

DHT Holdings, Inc. Announces Adjournment of Annual General Meeting

ST. HELIER, CHANNEL ISLANDS, June 26, 2012 -- DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) today. The proposals considered at the AGM are described in detail in the proxy materials previously distributed to DHT’s shareholders on or around May 25, 2012 (the "Proxy"). As of May 16, 2012, the record date for the AGM, 94,533,555 shares of DHT’s common stock and 442,666 shares of DHT’s Series A Participating Preferred Stock were entitled to vote at the AGM.

The Company’s shareholders voted today to approve the first and fourth proposals found in the Proxy. To permit additional time to solicit shareholder votes for the second and third proposals found in the Proxy (the proposed 12-for-1 reverse stock split and establishment of a new incentive compensation plan, respectively), the AGM was then adjourned until July 5, 2012 at 3:00 p.m. (local time) and scheduled to reconvene at that time at DHT Holdings, Inc., 26 New Street, St. Helier, Jersey JE2 3RA, Channel Islands.

The Company’s shareholders elected Erik A. Lind and re-elected Rolf A. Wikborg as Class III directors, each for a term of three years. The Company’s shareholders also ratified the selection of Deloitte AS, Oslo, Norway to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

If you have not yet voted or wish to change your vote, we urge you to vote TODAY by phone or through the Internet using the instructions provided on your proxy card or voting instruction form. You may contact Georgeson Inc. at (800) 790-6795 if you need assistance with voting. You may also call your broker for assistance with voting.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of six VLCCs, two Suezmaxes and two Aframaxes.  Five of the vessels are on time charters, two are on long-term bareboat charters and three are operating in the Tankers International Pool.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Source:  DHT Holdings, Inc.

DHT Holdings, Inc.
Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
eu@dhtankers.com